MAGFAST LLC

MAGFAST®

Annual Report

2020

Annual Report 2020

Throughout this document, mentions of MAGFAST LLC refer to MAGFAST LLC a Delaware Limited Liability Company formed on October 3, 2017 in New York (the "Company"). The Company's physical address is 1 Grandview Ave, Cornwall-On-Hudson, NY 12520.

You may contact the Company by emailing Investors@MAGFAST.com. This annual report is posted on the Company's website, www.MAGFAST.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

MAGFAST LLC ("[COMPANY]" or "Company") is a limited liability company formed on October 3, 2017 in New York. The Company's physical address is 1 Grandview Ave, Cornwall-On-Hudson, NY 12520. The Company's web site may be accessed at www.MAGFAST.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Amy Rau Segnit

Board positions with MAGFAST LLC

Dates	Position	Principal Occupation
10/2017-Present	Director	Board Director

Positions with MAGFAST LLC

Dates	Position	Responsibilities
10/2017-Present	Customer Service Lead and Co-Founder	Amy has been Seymour's partner, in both business and life, for over a decade—lending her unique creative abilities, skills, and sparkle to everything from branding to social media campaigns to product packaging. Her

spectacular creative work helps MAGFAST stand out from the crowd.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Dec 2013 to Aug 2016	thingCHARGER LLC	Co-Founder

Seymour Segnit

Board positions with MAGFAST LLC

Dates	Position	Principal Occupation
10/2017-Present	Director	Board Director

Positions with MAGFAST LLC

Dates	Position	Responsibilities
10/2017-Present	CEO & Founder	Seymour is MAGFAST's eclectic, experienced, passionate, talented CEO. Now a leading authority on internet marketing, Seymour builds magic and drives down risk to deliver a range of products that Seymour calls 'The best work of my life'.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Dec 2013 to Aug 2016	thingCHARGER LLC	CEO & Founder

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Mischievous LLC, a New York limited liability company ("Mischievous"), is the sole manager of the issuer. Seymour Segnit and Amy Rau Segnit are the joint managers of Mischievous.

Mischievous LLC owns 1,618,004 shares of COMMON UNITS, representing a voting power of 80.9%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

MAGFAST, LLC, a Delaware limited liability company (the "Company"), is a consumer- electronics company engaged in the business of developing, manufacturing, selling, and distributing a family of magnetic wireless chargers, principally for use with mobile devices such as smartphones, readers and tablets.

The company's primary activities are product design and online marketing. Manufacturing is outsourced to third parties in China. Our direct-to-consumer model is predicated on crowdfunding. Pre-orders have allowed us to validate demand for the product range and to test numerous online marketing approaches.

Our core values and beliefs are to: build and cherish strong bonds; choose to delight; share our passion; consider all implications; and embrace every challenge.

Products:

MAGFAST devices support older USB connections as well as USB-C and Wireless Qi, the new standards for wired and wireless charging. All MAGFAST products are designed to 'cut the cord', working together wirelessly as an integrated family through a unique 'snap-to- charge' technology: all power banks in the range can be rapidly charged by snapping it to a MAGFAST charger, then removed instantly when needed.

Designed for all mobile devices, every charger in the MAGFAST family is designed to be best in class, to work independently or in combination with any other; purchasing any single product offers incentives to buy more in the range.

The initial product family consists of six main products, with international variants to follow.

5. How many employees does the Company currently have? (§ 227.201(e))

MAGFAST currently has 2 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Material factors that make an investment in MAGFAST LLC speculative or risky:

1. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of

directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Intense competition in the markets in which we compete could prevent us from

generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

7. You Might Lose Your Money: We believe MAGFAST will be very successful and that investors will earn a good return on their investment. However, there is no guarantee. Any number of things could go wrong, including (but not limited to) the things described below. You shouldn't invest unless you can afford to lose all your investment.

8. MAGFAST is a Startup: Although the principals of MAGFAST have experience with other companies and similar products, MAGFAST itself was formed only recently and should be viewed as a start-up enterprise. Investing in early-stage companies is not like investing in mature, publicly-traded companies with professional management and predictable cash flows. Like most startups, we face significant challenges turning our business plans into a sustainable business, including Understanding the marketplace and accurately identifying opportunities for growth, Developing our products in a changing marketplace, Anticipating consumer preferences, Developing our brand identity, Responding effectively to the products of competitors, Attracting, retaining, and motivating qualified executives and personnel, Implementing business systems and processes, including technology systems, Raising capital, Controlling costs, Managing growth, and expansion, Implementing adequate accounting and financial systems and controls, Dealing with adverse changes in economic conditions.

9. Competition:

MAGFAST has many competitors, large and small. Moreover, many of our competitors have significantly greater resources and/or better competitive positions in certain product segments, geographic regions, or customer demographics. Among other things, our competitors might develop products that are comparable or superior to ours, undertake more far-reaching and successful product development efforts or marketing campaigns, adopt more aggressive pricing policies, respond more effectively to new or emerging technologies, or use strong or dominant positions in one or more other markets to gain a competitive advantage our market.

10. Unreliable Revenue Projections:

Any estimate of our revenue will be by nature unreliable, given all of the uncertainties of our business. We have no way of knowing with certainty how much revenue we will generate, or even whether we will generate revenue at all.

11. Distribution Channels:

Building a better mousetrap is not enough. Although we believe our products are superior to the products of our competitors, we must be able to get our products into mass-market distribution channels, like major retail stores. Although the Internet does allow us to reach consumers directly, we might need to get into traditional distribution channels to achieve success and there is no guarantee that we will be able to do so, particularly if we are offering only one set of products.

12. Risks of Manufacturing:

Manufacturing products like ours is highly challenging, and there is no guarantee that we will be successful. Among the many challenges of manufacturing: Our products must be manufactured to very close tolerances. Defects in the products would damage our reputation and our business, we could face shortages in parts and raw materials, our power banks are manufactured using rechargeable cells purchased from other suppliers, As with competing products, if there are defects in the manufacturing of these cells it could result in shipping an unsafe product with widespread repercussions, even if we can manufacture products in low volume, we might not be able to scale, we might need to re-design our products on short notice, we could become involved in labor disputes, the costs of manufacturing could suddenly increase.

13. Third-Party Manufacturer:

MAGFAST contracts with a third party to manufacture its products. If our third-party manufacturer became unable to build our products, whether due to natural disasters, other force majeure event, or its own financial difficulties, or if it were unable to meet our growing production demands or changing production specifications in a timely manner, this could delay product delivery and therefore MAGFAST 's ability to grow its revenues as anticipated. In some cases, MAGFAST could be required to locate a new manufacturer, which could interrupt production for a significant period of time, damaging our business.

14. Functionality:

If our products do not function as consumers expect them to, it would damage our business. And because the functionality of a product involves both objective and subjective elements (does the product charge my device vs. how does the product feel in my hand), it is very difficult to know in advance whether we will meet expectations.

15. Product Defects:

If our products contain defects, at a minimum our reputation could be harmed and our revenue decreased. If the defects are extensive and serious enough, they could even put us out of the business. Our third-party manufacturer will have in place quality controls to detect defects, but these controls still are subject to human error.

16. Product Liability Claims and Recalls:

MAGFAST manufactures products that create exposure to product liability claims and litigation, such as claims for personal injuries and property damage, e.g., fire. T he costs associated with defending product liability claims could be substantial, and MAGFAST could be liable for and subject to damages awards to third parties as a result.

MAGFAST 's products could be subject to recalls, including recalls issued by the Consumer Product Safety Commission or other regulatory bodies. MAGFAST may be required to recall, repair or replace products if those products are found not to be in compliance with applicable standards or regulations, which could be extremely expensive and require substantial time and resources. In addition, product liability claims and recalls could adversely impact MAGFAST 's reputation, regardless of the merits of the underlying claims or of the matters giving rise to a recall.

17. Reliance on Single Product Line:

For the foreseeable future, we expect virtually all of MAGFAST's revenues to be derived from one product line. Relying so heavily on one product line creates a number of risks, including the greater difficulty of getting into distribution channels, greater exposure to competition, higher per-item costs (manufacturing costs, marketing costs, general overhead, etc.), and less pricing leverage.

18. Changes in Technology:

We are in the technology business, and changes in the underlying technology associated with charging mobile devices could have an immediate and devastating impact on our business. For example, if Apply and Samsung announced devices that could be charged through the air, without cords or magnets, our business would probably be hurt very significantly. T here is simply no way to predict changes in technology.

19. We Might Change Our Business Plans:

Depending on the circumstances, we might change our business plans and strategies. We will neither need nor seek the consent of investors to change our plans.

20. Need for New Products:

T he success of MAGFAST might depend on our ability to develop new and better products, with more features that consumers want. While MAGFAST has a number of product development strategies in place, there is no guarantee that we will be successful in doing so. If MAGFAST is unable to develop new products, it could reduce the amount paid to investors.

21. Unpredictable Operating Costs:

Our operating costs are unpredictable and in many cases beyond our control. If operating costs rose too high or too quickly, it could threaten our ability to remain in business.

22. Our Revenues Might be Limited by Marketing Budget:

The more we spend on marketing, the more revenue we expect to generate. However, we do not have an unlimited marketing budget. If we are unable to produce sales quickly and/or raise more capital, our marketing efforts could be hamstrung and our revenues suffer accordingly.

23. Dual Purposes:

MAGFAST has a public benefit purpose as well as a commercial purpose. It is very possible that as a result of pursuing its public benefit purpose, the Company could generate lower revenues, and thus a lower return to Investors, than if it were focused only on producing profits.

24. Changes in Laws Could Affect the Business:

Our business could be affected adversely by changes in the law - for example, by a law that imposes new safety requirements for our products, or a law that makes our products harder to sell.

25. Consumers Don't Need Our Products: Apple, Samsung, and other manufacturers always include charging cables with their phones and other mobile devices. As a result, consumers don't really need our products. T hey will buy our products only if they see enough added value.

26. Target Market: The market for MAGFAST 's products may not be as large as MAGFAST believes or anticipates, and may fail to develop and grow as anticipated by MAGFAST or fail to grow at all.

27. Economic Conditions Could Affect Our Business: MAGFAST sells products that are not necessities like food or shelter, but luxuries. As a result, MAGFAST could be adversely affected by a deterioration in economic conditions, as consumers choose or are forced to spend less on luxury goods.

28. Low Minimum Offering: Under the terms of this offering, we are allowed to start spending investor dollars as soon as we have raised $10,000. Yet if we raise that little capital, we might need to seek additional capital immediately or the business might be at a significant risk of failure.

29. Need for Additional Capital: MAGFAST might need more money in the future to fund new product development, expand its operations, buy property and equipment, finance inventory, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. T here is no guarantee that MAGFAST will be able to raise all of the funds required to operate and maintain its business. If additional funds are needed and MAGFAST cannot obtain such funds, our business might fail and investors could lose some or all of their investment.

30. We Don't Own the Intellectual Property: MAGFAST itself doesn't own the intellectual property upon which our business is based. Instead, the intellectual property is owned by the founder of MAGFAST, Seymour Segnit, and his wife, Amy Rau Segnit. MAGFAST has the exclusive right to use the intellectual property in its business by contract, but Mr. and Ms. Segnit have the right to terminate the contract should MAGFAST fail to meet minimum performance criteria. In that event MAGFAST would no longer be able to conduct its business.

31. Patents and Intellectual Property Rights: MAGFAST believes that the intellectual property will provide a significant competitive advantage, but there is no guarantee this will prove to be the case. For example, competitors could come up with alternatives to our products that do not involve the use of our patents. Alternatively, a competitor could challenge the validity of our patents in court and a court could find that they are invalid. Defending the validity of a patent in legal proceedings can be prohibitively expensive and could require MAGFAST to devote substantial time and resources. A competitor with deep pockets could use a patent claim - even one without merit - to effectively invalidate our patents.

32. Intellectual Property Infringement: MAGFAST could be subject to claims from third parties that MAGFAST has infringed on their intellectual property rights, including patents, trademarks and copyrights. MAGFAST could be subject to substantial costs of defending such claims, and could be liable for damages if MAGFAST is found to have infringed on another party's intellectual property rights. Defending such claims could require significant time and resources, and could cause significant disruptions to MAGFAST 's systems and operations.

33. Need to Attract and Retain Employees and Contractors: To achieve its objectives, MAGFAST must hire and retain qualified executives, engineers, technical staff and sales personnel. If MAGFAST is unable to attract and retain capable managers and personnel, this may adversely affect its results of operations. With much deeper pockets, our competitors might be able to outbid us for talented employees and even take the employees or contractors we have already.

34. Risks Associated with Leverage: MAGFAST might borrow money from banks or other lenders, sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, MAGFAST might be forced to scale down its operations, sell assets, and modify its business strategy, for example. T his could reduce the amount paid to investors.

35. Risk of Uninsured Losses: MAGFAST will decide what kind of insurance to purchase, and in what amounts. T here is no guarantee that MAGFAST will carry adequate or sufficient insurance coverage for all of the risks it will face. Likewise, some risks cannot be insured at all, or cannot be insured on an affordable basis, and MAGFAST might not be able to purchase or afford all the insurance it needs. T herefore, MAGFAST could incur uninsured losses.

36. Reliance on One Person: MAGFAST will rely significantly on the skills of Seymour Segnit, MAGFAST's founder. If Mr. Segnit resigned, died, or became ill, MAGFAST and its investors could suffer.

37. No Right to Participate in Management: Investors will not be entitled to participate in the management of MAGFAST.

38. Lack of Professional Management: Although Mr. Segnit has managed other companies and businesses, he does not hold a degree in business management and is not a professional manager. MAGFAST intends to hire professional managers in the future, but there is no assurance they will be able to do so.

39. Failure of Prior Business: Mr. Segnit was the founder and manager of thingCHARGER, Inc., which was engaged in the business of developing, manufacturing, and selling a charger for mobile devices from 2013 to 2016. Although that company enjoyed some success, it ultimately failed. There is no assurance that the experience of thingCHARGER, Inc. will not be repeated with MAGFAST.

40. Claims and/or Negative Publicity from Creditors of Prior Business: When thingCHARGER, Inc. failed, not everyone was paid. Because of the similarities of the business conducted by thingCHARGER, Inc. on one hand, and MAGFAST on the other hand, and certain other factors, creditors of thingCHARGER, Inc. - including customers who did not receive the products they ordered - might assert claims against MAGFAST. Even if the claims lack legal merit MAGFAST would be required to spend money to defend them, and if the claims ultimately were found to have merit they could represent a very substantial financial burden on MAGFAST. In either case, the existence of these claims could reduce the amount paid to investors. Creditors (including disgruntled former customers) could also seek to harm the reputation of MAGFAST.

41. No Registration Under Securities Laws: Neither MAGFAST nor the Securities will be registered with the Securities and Exchange Commission (the "SEC") or the securities regulator of any State. Hence, neither MAGFAST nor your Securities is subject to the same degree of regulation and scrutiny as if the Securities were registered.

42. IncompleteOfferingInformation:ThesecuritiesarebeingissuedunderSECRule4(a) (6). Although we have tried to provide a significant amount of information in this Offering Statement, SEC Rule 4(a)(6) does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). It is possible that if you had more information about us, you would make a different investment decision.

43. Lack Of Ongoing Information: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and under some circumstances, we would be permitted (and could choose) to stop providing annual information.

44. Breaches Of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until

they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

45. Limits On Liability Of Company Management: Your rights to make claims against our management team will be very limited. In making your investment decision you should assume that you will never be able to sue MAGFAST 's management, even if they make decisions you believe are stupid or incompetent unless they violate Federal or State securities laws.

46. Your Interests Aren't Represented By Our Lawyers: We have lawyers who represent us. Our lawyers have drafted all of the legal documents reflecting your investment in MAGFAST. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

47. Other Conflicts of Interest: In some ways the interests of investors and the interests of MAGFAST 's management team will coincide: everyone wants MAGFAST to be as successful as possible. However, your interests might be in conflict in other important areas. For example, you might want MAGFAST to generate revenue as quickly as possible, while the management team might believe deferring sales is in the best long- term interest of MAGFAST.

48. You Do Have A Downside: If MAGFAST fails to generate the revenue it expects to generate, you could lose some or all of your investment.

49. T he U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

50. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

T he securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

51. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). T hereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. T his means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

52. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

53. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

54. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

55. ThesharesofSecuritiesacquiredupontheOfferingmaybesignificantlydilutedasa consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity in future to parties such as employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

56. TheamountofadditionalfinancingneededbyCompanywilldependuponseveral contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. T he availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

57. There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

58. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

59. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN T HE LOSS OF YOUR ENTIRE INVEST MENT. ANY PERSON CONSIDERING THE PURCHASE OF T HESE SECURIT IES SHOULD BE AWARE OF T HESE AND OT HER FACT ORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WIT H HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVEST MENT IN T HE SECURIT IES. T HE SECURIT IES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVEST MENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	5,000,000	2,105,205	Yes	Members only have a vote on certain amendments.
Preferred Units	5,000,000	0	No	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Mischievous LLC, the manager of the issuer, has complete managerial control over the issuer. Every decision made by Mischievous will affect holders of the Common Units for better or worse.

The Company's Limited Liability Company Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At the issuer's discretion, based on a multiple of receipts for the current year (2020) and anticipated receipts for the coming year (2021).

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

Purchasers of securities in this offering will have no control over the management of the issuer's business.

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Revenue-Share Subscribers	$127,084	0.0%	Dec 31, 2021

Original value of the Note $64,584, was Investors as a group will be entitled to 5% of the revenue of the Company for four years or until each investor has received a multiple of his, her or its investment (the investor's "Investment Multiple"), as shown in the table below, whichever occurs first:

Investment Multiple $500-$2,499 (1.6X) $2,500- $4,999 (2.0X) $5,000-$25,000 2.1X

● After four years, Investors will not be entitled to any further payments, even if they have not recovered their initial investment.

● Finance costs for the receipt and disbursement of funds are deducted prior to disbursement.

 ● In calculating the revenue of the Company, revenue attributable to all sales, pre-sales, crowdfunding, and other activity from the opening date of this offering and onwards will be calculated. All revenue attributable to any activity of the Company prior to the opening date of this offering will be excluded from this calculation.

● If the Company is sold or experiences a change of control, each investor will receive the Investment Multiple for his, her or its initial investment, minus any payments he, she or it has received to date.

● The Notes are not convertible into any other securities of the Company.

 ● Investors will not have voting rights in the Company.

● The Notes are freely transferable, subject to a right of first refusal in favor of the Company.

● Payments under the Notes will be subordinated to the rights of banks and other institutional investors.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/17/2020	Membership units	$1,052,050	Reg CF	Tooling, Manufacturing & Materials, Product Certification, New Products.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The team at MAGFAST continues to focus all its efforts on producing an innovative family of chargers. We have been ramping up operations in anticipation of our initial manufacturing phase.

Income Statement highlights:

In 2020 our costs increased YoY in the following areas, as we:

Doubled our advertising and promotion budget, improved advertising analytics and generated new content; receipts increased substantially as a result. We also increased our research and development budget by ~ 40%. We also invested in internal processes and management, increasing our professional fees budget by ~ 60%. We increased our G&A substantially with new team members in tech, analysis, compliance and overall management. There was very little travel for the year, in part a result of COVID.

2020 Balance Sheet performance YoY:

We increased our operating cash on hand by 39%. As a result of sustained pre-orders, our reserves held by our merchant processors increased by 22%. Our accrued expenses decreased by 42%. Total pre-orders doubled.

These financial estimates have not been audited by a third-party CPA. As we audit our financial statements, the above mentioned estimates are subject to change.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

MAGFAST LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MAGFAST LLC will file a report electronically with the SEC annually and post the report on its web site (www.MAGFAST.com) no later than 120 days after the end of each fiscal year covered by the report.

I, Seymour Segnit certify that:

(1) the financial statements of MAGFAST LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of MAGFAST LLC included in this Form reflects accurately the information reported on the tax return for MAGFAST LLC filed for the fiscal year ended 12/31/2020.



Seymour Segnit
CEO

4.29.2021

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

MAGFAST, LLC (DE)
Statements of Operations and Members' Equity (Deficit)
January - December 31,2020

<u>unaudited</u>

Revenue		$ -
Operating Expenses		
	Advertising and Promotion	$ 2,695,935
	Research and Product Development Costs	$ 533,253
	Professional Fees	$ 668,338
	General and Administrative	$ 683,627
	Travel	$ 655
	Amortization	n/a
Total Operating Expenses		**$ 4,581,810**
Loss from Operations		$ (4,581,810)
Other Income (Expenses)		
	Other Income	$ 346
	Interest Expense	$ -
Total Other Income (Expenses)		**$ 346**
Net Loss		**$ (4,581,463)**
Members' Equity (Deficit) - Beginning		$ (3,763,141)
Capital Contributions		$ 965,630
Member Distributions		$ (50,838)
Members' Equity (Deficit) - Ending		**$ (7,429,812)**

MAGFAST, LLC
Balance Sheet
As of December 31, 2020
<u>unaudited</u>

ASSETS

Current Assets		
Cash - Operating	$	1,650,283
Cash - Merchant Processor Held Reserves	$	893,139
Total Current Assets	**$**	**2,543,422**
Other Assets		
Website Costs Net of 2019 Amortization of $148,625	$	416,693
Total Other Assets	**$**	**416,693**
Total Assets	**$**	**2,960,115**

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts Payable and Accrued Expenses	$	192,965
Notes Payable, Including Accrued Interest Expense of $62,500	$	127,084
Customer Advance Payments	$	10,069,879
Total Current Liabilities	**$**	**10,389,928**
Total Liabilities	**$**	**10,389,928**
Members' Equity (Deficit)	$	(7,429,812)
Total Liabilities and Members' Equity (Deficit)	**$**	**2,960,115**

MAGFAST, LLC
Statement of Cash Flows
January - December, 31st 2020

unaudited

OPERATING ACTIVITIES		
Net Income	$	(4,581,463)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	4,988,378
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$**	**4,988,378**
Net cash provided by operating activities	**$**	**406,915**
INVESTING ACTIVITIES		
1610 Fixed Assets:Production Equipment	$	(128,850)
Net cash provided by investing activities	**$**	**(128,850)**
FINANCING ACTIVITIES		
3040 Owner's Pay & Personal Expenses	$	(50,838)
3050 REG CF 2020	$	965,630
Net cash provided by financing activities	**$**	**914,792**
Net cash increase for period	**$**	**1,192,856**
Cash at beginning of period	**$**	**457,427**
Cash at end of period	**$**	**1,650,283**

Notes: Financial Statements are grouped in accordance with format of the 2019 Review. This SoCF is **not** grouped in the same fashion.